Exhibit 99.3
THIS PROXY IS SOLICITED ON BEHALF OF
THE BOARD OF DIRECTORS OF KU6 MEDIA CO., LTD.
FOR THE 2011 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JULY 29, 2011
(OR AT ANY ADJOURNMENT THEREOF)
The undersigned1,                     [insert name] of                     [insert address], being a shareholder of                     2 ordinary shares of Ku6 Media Co., Ltd., a Cayman Islands company (“Ku6” or the “Company”), hereby acknowledges receipt of the notice of 2011 annual general meeting of shareholders (the “2011 AGM Notice”) and proxy statement (the “Proxy Statement”) (either through the Internet or paper or email copy), each dated July 13, 2011, and hereby appoints Xiaomei Pang, or failing her, the Chairman of the 2011 AGM, as our proxy, with full power to her, on behalf and in the name of the undersigned, to represent the undersigned at the 2011 annual general meeting of shareholders of the Company to be held on July 29, 2011 at 10:00 a.m., Beijing time, at Boardroom I, Business Centre, 3/F, Harbour Grand Kowloon, 20 Tak Fung Street, Hunghom, Kowloon, Hong Kong, and at any adjournment thereof (the “2011 AGM”), and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of such proxy upon such other business as may properly come before the 2011 AGM, all as set forth in the 2011 AGM Notice and in the Proxy Statement previously furnished to the undersigned either though the Internet or paper or email copy.
This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder3. If no direction is made, this proxy will be voted FOR the following proposals:

PROPOSAL NO. 1:	To elect Tianqiao Chen to hold office until the next annual general meeting of shareholders and until his successor is duly elected and qualified, or until his earlier removal, or earlier vacation of office.

	☐ FOR	☐ AGAINST

PROPOSAL NO. 2:	To elect Danian Chen to hold office until the next annual general meeting of shareholders and until his successor is duly elected and qualified, or until his earlier removal, or earlier vacation of office.

	☐ FOR	☐ AGAINST

PROPOSAL NO. 3:	To elect Grace Wu to hold office until the next annual general meeting of shareholders and until her successor is duly elected and qualified, or until her earlier removal, or earlier vacation of office.

	☐ FOR	☐ AGAINST

PROPOSAL NO. 4:	To elect Haifa Zhu to hold office until the next annual general meeting of shareholders and until his successor is duly elected and qualified, or until his earlier removal, or earlier vacation of office.

	☐ FOR	☐ AGAINST

PROPOSAL NO. 5:	To elect Haibin Qu to hold office until the next annual general meeting of shareholders and until his successor is duly elected and qualified, or until his earlier removal, or earlier vacation of office.

	☐ FOR	☐ AGAINST

PROPOSAL NO. 6:	To elect Bruno Wu to hold office until the next annual general meeting of shareholders and until his successor is duly elected and qualified, or until his earlier removal, or earlier vacation of office.

	☐ FOR	☐ AGAINST

PROPOSAL NO. 7:	To elect Wenwen Niu to hold office until the next annual general meeting of shareholders and until his successor is duly elected and qualified, or until his earlier removal, or earlier vacation of office.

	☐ FOR	☐ AGAINST

PROPOSAL NO. 8:	To elect Tongyu Zhou to hold office until the next annual general meeting of shareholders and until his successor is duly elected and qualified, or until his earlier removal, or earlier vacation of office.

	☐ FOR	☐ AGAINST

PROPOSAL NO. 9:	To approve, confirm and ratify the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as the independent auditor of the Company to hold office until the close of the next annual general meeting of shareholders and the authorisation of the Board of Directors of the Company to fix the auditor’s remuneration.

	☐ FOR	☐ AGAINST

DATED: , 2011

SHAREHOLDER NAME[4]:

Signature

Signature

This proxy should be marked, dated and signed by the shareholder(s) exactly as his or her name appears on the register of members of the Company, and returned promptly in the enclosed envelope or to us at Attention: Legal Counsel, Building 6, Zhengtongchuangyi Centre, No. 18, Xibahe Xili, Chaoyang District, Beijing 100020, People’s Republic of China. In the case of joint holders, all holders should sign on this proxy.
Please date, sign and mail this proxy card back as soon as possible to ensure receipt by us before July 29, 2011!

Notes:

1.	Full name(s) and address(es) to be inserted in BLOCK CAPITALS.

2.
Please insert the number of shares registered in your name(s) to which the proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares of the Company registered in your name(s).

3.
IMPORTANT: IF YOU WISH TO VOTE FOR ANY PROPOSALS, TICK THE APPROPRIATE BOXES MARKED “FOR.” IF YOU WISH TO VOTE AGAINST ANY PROPOSALS, TICK THE APPROPRIATE BOXES MARKED “AGAINST.” Failure to complete any or all the boxes will entitle your proxy to cast his/her votes at his/her discretion. Your proxy will also be entitled to vote at his/her discretion on any proposal properly put to the 2011 AGM other than those referred to in the 2011 AGM Notice.

4.	This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be under the hand of an officer or attorney duly authorized on that behalf.

5.
In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s), and for this purpose seniority will be determined by the order in which the names stand in the Register of Members of the Company.

6.	Completion and delivery of this form of proxy will not preclude you from attending and voting at the 2011 AGM if you so wish and in such event, this form of proxy shall be deemed to be revoked.